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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    Schedule 13G

                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 6)

                             NCI Building Systems Inc.
                                  (Name of Issuer)

                                       Common
                           (Title of Class of Securities)
                                    628852 10 5
                                   (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))

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CUSIP No. 628852 10 5
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Dresdner RCM Global Investors LLC    94-3244780
     RCM Limited L.P.                     94-3004387
     RCM General Corporation              94-3132809

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]                          (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

     Dresdner RCM Global Investors LLC - DE Limited Liability Co.
     RCM Limited L.P. - CA Limited Partnership
     RCM General Corporation - CA Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER               247,100
6 SHARED VOTING POWER             -0-
7 SOLE DISPOSITIVE POWER          295,600
8 SHARED DISPOSITIVE POWER        -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     295,600

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.61%
12
TYPE OF REPORTING PERSON*

     Dresdner RCM Global Investors LLC -IA,OO
     RCM Limited L.P. - PN,HC
     RCM General Corporation - CO,HC

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Item 1(a) Name of Issuer:

     NCI Building Systems Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     7301 Fairview
     Houston, TX  77041

Item 2(a) Name of Person Filing:

     Dresdner RCM Global Investors LLC
     RCM Limited L.P.
     RCM General Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence:

     Four Embarcadero Center
     San Francisco, California  94111

Item 2(c) Citizenship:

     Dresdner RCM Global Investors LLC - DE Limited Liability Co.
     RCM Limited L.P. - CA Limited Partnership
     RCM General Corporation - CA Corporation

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     628852 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (e) [X] Investment Adviser registered under section 203 of Investment Advisers Act of 1940. *See Exhibit A.

Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By /s/ Susan C. Gause
Susan C. Gause
Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRESDNER RCM GLOBAL INVESTORS LLC

By   /s/ Susan C. Gause                   July 10, 1998
     Susan C. Gause
     Chief Financial Officer

RCM LIMITED L.P.

By   /s/ William L. Price                 July 10, 1998
     William L. Price
     Chairman of RCM General Corporation in
     its capacity as general partner of
     RCM Limited L.P.

RCM GENERAL CORPORATION

By   /s/ William L. Price                 July 10, 1998
     William L. Price
     Chairman

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EXHIBIT A

Dresdner RCM Global Investors LLC ("Dresdner RCM") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

As of June 30, 1998, RCM Limited L.P. ("RCM Limited") served as the Managing Agent of Dresdner RCM. RCM Limited has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities Exchange Act of 1934 (the "Act"). In its capacity as managing Agent, RCM Limited had beneficial ownership of the securities reported on this Schedule 13G only to the extent that RCM Limited may have been deemed to have beneficial ownership of securities beneficially owned by Dresdner RCM.

RCM General Corporation ("RCM General") is the General Partner of RCM Limited, which, as of June 30, 1998 was the Managing Agent of Dresdner RCM. RCM General had filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Act. RCM General has beneficial ownership of the securities reported on this Schedule 13G only to the extent RCM General may have been deemed to have beneficial ownership of securities beneficially owned by Dresdner RCM.

Dresdner RCM, RCM Limited, and RCM General are filing a joint statement on
Schedule 13G under the Act in connection with the common stock of NCI Building Systems Inc.

Dresdner RCM, RCM Limited, and RCM General are each responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information of the other.

DRESDNER RCM GLOBAL INVESTORS LLC

By   /s/ Susan C. Gause                 July 10, 1998
     Susan C. Gause
     Chief Financial Officer

RCM LIMITED L.P.

By   /s/ William L. Price               July 10, 1998
     William L. Price
     Chairman of RCM General Corporation
     in its capacity as general partner
     of RCM Limited L.P.

RCM GENERAL CORPORATION

By   /s/ William L. Price               July 10, 1998
     William L. Price
     Chairman